July 6, 2018

Gary Spiegel
Vice President - Head of Legal Affairs
Anaplan, Inc.
50 Hawthorne Street
San Francisco, CA 94105

       Re: Anaplan, Inc.
           Draft Registration Statement on Form S-1
           Filed June 11, 2018
           CIK No. 0001540755

Dear Mr. Spiegel:

       We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

Draft Registration Statement on Form S-1

Prospectus Summary
Overview, page 1

1. You state throughout that you are focusing your selling efforts on executives of large enterprises. Please tell us how you define large enterprise customers as well as the percentage of revenue generated from large enterprise customers for each period presented. To the extent that large enterprise customers do not comprise a material portion of your historical revenues, please balance your disclosure with a discussion of how non-enterprise customers have impacted your business and results of operations.
 Gary Spiegel
FirstName LastNameGary Spiegel
Anaplan, Inc.
Comapany NameAnaplan, Inc.
July 6, 2018
July 6, 2018 Page 2
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FirstName LastName
2. You state that your top 25 customers by revenue as of January 31, 2018, had average annual recurring revenue of approximately $2.0 million, compared to the average annual recurring revenue represented by their initial purchase of $360,000. To add context to this disclosure, please disclose the percentage of revenue generated from these 25 customers.
         Also, clarify whether these 25 customers were large enterprise customers, non-enterprise customers or a combination of both.
The Offering, page 10

3. The number of shares outstanding after the offering does not appear to assume any of the restricted stock units that will become vested upon effectiveness of the offering. Please explain or revise. Also, you appear to assume the conversion of outstanding preferred stock warrants to common stock warrants in this amount. Tell us whether you have a formal commitment from the warrant holders to exercise their rights at or prior to effectiveness. If not, please remove this adjustment as it does not appear to be factually supportable or explain why you believe it is appropriate.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 58

4. You discuss your "land and expand" sales practice to describe your growth strategy for large enterprise customers. Please address any material challenges or uncertainties associated with this growth model, such as the significant up-front costs to acquire these customers and the potential risk if you are unable to expand the relationship.
5. Please disclose how you calculate your annual dollar-based net expansion rate and provide the actual rate for each period presented.
Components of Results of Operations, page 61

6. Considering your apparent focus on renewing and growing your subscription arrangements, please tell us whether you consider renewal rates and the number of users among the key factors that affect your performance. If so, revise to disclose these measures for each period presented or explain why they are not considered a key performance indicator in managing your business. At a minimum, please provide the historical renewal rates in your response. Refer to Section III.B of SEC Release No.
         33-8350.
7. You state that most of your contracts are non-cancelable over the contract term. Please disclose the amount of firm backlog for each year-end, along with the portion not reasonably expected to be filled within the current fiscal year. Refer to Item
         101(c)(1)(viii) of Regulation S-K. In addition, to the extent that future billings for your multi-year subscriptions are expected to have a significant impact on the variability or comparability of your revenues and results of operations, please provide a quantitative and qualitative discussion of billings in MD&A. Refer to Section III.B.1 of SEC Release No.
 Gary Spiegel
FirstName LastNameGary Spiegel
Anaplan, Inc.
Comapany NameAnaplan, Inc.
July 6, 2018
July 6, 2018 Page 3
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FirstName LastName
         33-8350.
Critical Accounting Policies and Estimates
Common Stock Valuations, page 80

8. Please provide us with a breakdown of all equity awards granted during fiscal 2018 and to date in fiscal 2019, and include the fair value of the underlying common stock used to value such awards as determined by your board of directors. To the extent there were any significant fluctuations in the fair values from period-to-period, please describe for us the factors that contributed to these fluctuations, including any intervening events within the company or changes in your valuation assumptions or methodology.
Business
Sales and Marketing, page 92

9. Please disclose the amount of revenues that you generated through global partners for the periods presented in your financial statements.
Certain Relationships and Related Party Transactions
Amended and Restated Investors' Rights Agreement, page 118

10. Please disclose the names of the related persons that are parties to the investors' rights agreement and the basis on which such persons are related parties. Refer to Item
         404(a)(1) of Regulation S-K.
Notes to Consolidated Financial Statements
Note 1. Summary of Business and Significant Accounting Policies
Revenue Recognition
Contract Balances, page F-12

11. Revise to include the amount of revenue recognized in each year presented that was included in deferred revenue as of the beginning of each respective period. Refer to ASC
         606-10-50-8.
Note 10. Net Loss Per Share Attributable to Common Stockholders, page F-29

12. Please tell us how you determined the number of weighted-average common shares used to compute net loss per share for each period presented and explain why these amounts are significantly less than the actual number of common shares outstanding at the end of each fiscal year.
General

13. Please supplementally provide us with copies of all written communications, as defined in
         Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or
 Gary Spiegel
Anaplan, Inc.
July 6, 2018
Page 4
         not they retain copies of the communications.
14. Please supplementally provide us with copies of any graphical materials or artwork you intend to use in your prospectus. Upon review of such materials, we may have further comments. For guidance, refer to Question 101.02 of our Securities Act Forms
         Compliance and Disclosure Interpretations.
        You may contact Frank Knapp, Staff Accountant, at (202) 551-3805 or Kathleen Collins,
Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Michael Foland, Attorney-Advisor, at
(202) 551-6711 or Barbara Jacobs, Assistant Director, at (202) 551-3735 with any other questions.


FirstName LastNameGary Spiegel
                                                             Division of
Corporation Finance
Comapany NameAnaplan, Inc.
                                                             Office of
Information Technologies
July 6, 2018 Page 4                                          and Services
FirstName LastName